AMERICANA PUBLISHING, INC.
303 SAN MATEO NE, SUITE 104A
ALBUQUERQUE, NEW MEXICO 87108

September 22, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re:	Americana Publishing, Inc.
Request for Acceleration of Registration Statement on Form SB-2
File No. 333-124724

Ladies and Gentlemen:

Americana Publishing, Inc. (the “Company”) hereby requests acceleration of the effectiveness of its Registration Statement on Form SB-2 (File No. 333-124724), filed on May 9, 2005, as amended, to noon on September 23, 2005, or as soon thereafter as practicable.

Please direct any questions or comments regarding this filing to Ronald S. Haligman at (305) 539-3339 or Clayton E. Parker at (305) 539-3306 of Kirkpatrick & Lockhart Nicholson Graham, LLP, counsel to the Company.

Sincerely,

/s/ George Lovato
George Lovato
President